DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE M
75008 PA

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6341
nicole.chao@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

May 4, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- First Quarter Results for the year 2004
- Earnings Presentation January-March 2004

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6341. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Nicole Chao

Nicole Chao
Legal Assistant

Attachments

By Hand Delivery

GENERAL

Security reference

VERSION 3.2.0

ADVANCE QUARTERLY RESULTS:

QUARTER 1 **YEAR** 2004

Company name:
GRUPO FERROVIAL, S.A.

Business address:
C/ PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax identification no.
A - 28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:	Signature:
Nicolás Villén Jiménez, Chief Financial Officer, empowered by the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	

A) ADVANCE ON QUARTERLY RESULTS

Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES (1)	0800	11,071	15,950	1,710,887	1,139,373
EARNINGS BEFORE TAXES	1040	145,763	118,549	141,176	106,064
EARNINGS AFTER TAXES	1044	145,712	119,574	96,564	71,709
Earnings attributed to External Shareholders	2050			(17,334)	(11,078)
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			79,230	60,631
SUBSCRIBED CAPITAL	0500	140,265	140,265		
AVERAGE NUMBER OF EMPLOYEES	3000	190	183	48,448	27,866

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

PDF attached

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

All the financial and accounting information included in this documentation was prepared in accordance with the generally accepted accounting principles and criteria required by current law.

The same principles and criteria used in the audited financial statements as at 31 December 2003 were also applied.

In the period, the main changes in the consolidated group were as follows:

Infrastructure:

- Autopista Madrid Levante, C.E.S.A., the company awarded the Ocaña-La Roda toll road concession, was consolidated for the first time.Grupo Ferrovial's total direct and indirect stake amounts to 63.70%, through Ferrovial Infraestructuras, S.A. (50%), Europistas Concesionaria Española de Autopistas, S.A. (40%) and Budimex, S.A. (10%). The total subscribed capital amounted to 51,672 thousand euros, of which 12,918 thousand euros had been paid in at March 2004. The Ocaña-La Roda toll road is the direct continuation of the Radial 4 toll road, also managed by Ferrovial, and will be 177.3 km long, of which 118 km will be tolled.

Services:

- In January 2004, the acquisition of the company Trasa, S.A. was formalised for a total of 14,561 thousand euros as part of the process of acquiring the Cespa Group. Trasa has a 25% holding in Ecocat, S.L. a company engaged in special industrial waste treatment. As a result, Grupo Ferrovial's direct and indirect holding in said company now stands at 50%, including Cespa, S.A's existing 25% holding. Accordingly, that company is no longer equity-accounted but is now proportionally consolidated.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100	0	0	0
2. Preference shares	3110	0	0	0
3. Non-voting shares	3120	0	0	0

Additional information about distributed dividends (interim, supplementary, etc.)

Annex on the next page

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital or securities value	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250		X
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regulation with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (cross-holdings, etc.)	3330		X
14. Other significant events	3340	X	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

The Shareholders' Meeting of Grupo Ferrovial, S.A., held on 26 March 2004, approved the distribution of a supplementary dividend of 0.38 euros per share, charged to 2003 income, amounting to 53,032,633.94 euros, excluding own shares held at the time of the Meeting.

The dividend will be paid on 13 May.

Addtionally, on 30 October 2003, the distribution of an interim 2003 dividend of 0.22 euros per share was approved. This dividend was paid as of 14 November 2003 and amounted to 30,646,311.52 euros, excluding own shares on that date.

Accordingly, the total dividend charged to 2003 income was 0.60 euros per share.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

1. 407 ETR Concession Company Limited ("407 ETR"), the company holding the concession to the toll road of the same name in Canada and in which Cintra Concesiones de Infraestructuras de Transporte, S.A. owns a 67.09% indirect stake, modified the tolls for that infrastructure in February 2004. This modification was contested by the local government as it considers that such a modification requires prior authorisation by the Administration. Based on legal opinions obtained, the interpretation shared by all the participants in the public tender for the concession in 1999, and the modifications carried out to date, 407 ETR considers that the concession regime does not establish that authorisation from the Administration is required.

2. 407 ETR subsequently sought an injunction against the Government of Ontario's claim of breach of contract. The Ontario Superior Court suspended the declaration of breach of contract until the dispute has been resolved.

3. On 27 February, the Board of Directors approved the 2003 Corporate Governance Report .

4. On 26 March, the Shareholders' Meeting approved the following resolutions, among others:

- Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group.

- Application of the 2003 results and the distribution of a dividend of 0.60 euros per share paid out of 2003 income which, after deducting the interim dividend already distributed, amounts to a payment of 0.38 euros per share, to be paid on 13 May 2004.

- Approval of the Board of Directors' conduct of business in 2003.

- Amendment to the bylaws in matters regarding the Shareholders' Meeting.

- Approval of the Shareholders' Meeting Regulation.

- Approval of a Stock Options Plan for executive directors and members of senior management who report directly to the Board or its delegate bodies.

- Empowerment of the Board to issue debentures, bonds and other fixed-income securities, as well as warrants.

The foregoing information was disclosed on 3 and 10 February, and 1, 26 and 30 March

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS (GENERAL)

- The required monetary amounts must be expressed in thousands of euros, without any decimals and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- DEFINITIONS:

(1) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

File No. 82-4939



Earnings presentation

January-March 2004

ferrovial

Contents

Highlights

✓ **407ETR Toll Road**

"407 ETR Concession Company Limited" ("407 ETR"), the company holding the concession to the toll road of the same name in Toronto (Canada), modified the tolls for that infrastructure on 1 February 2004, while complying with the conditions of the concession contract. As a result of this modification, the Government of the Province of Ontario, the entity which granted the concession, has sent a written notification to the concession company that it considers that a modification of the tolls requires prior authorisation by the Administration, and that the modification without authorisation constitutes a breach of the concession contract.

407 ETR considers that the concession regime does not establish that authorisation from the Province of Ontario is required in order to modify the tolls. This position is based on legal opinions obtained by the concession company, it is the interpretation shared by all the participants in the public tender for the concession in 1999, and it is the interpretation under which the tolls have been modified since that date, without interruption.

The concession company expresses its confidence that the matter will ultimately be resolved in its favour by upholding its rights and, to this end, it will adopt the necessary legal action to protect its interests and those of its shareholders. Accordingly, the proceedings envisaged in the contract to resolve the dispute, which may ultimately lead to arbitration, have been set in motion.

✓ **Award of the Ocaña-La Roda toll road.**

In January 2004, Ferrovial obtained a 36-year contract (extendable to 40 years) to build, finance, maintain and operate the Ocaña-La Roda toll road, for 525.2 million euros. The winning consortium comprises Ferrovial (50%), subsidiary Europistas (40%) and Polish construction subsidiary Budimex (10%), which has landed its first project in Spain.

1. Key figures

Net income increased by 30.7% *to 79.2 million euros.*

EBIT grew by 33.7% to 171.1 million euros.

Financials

	Mar. 04	Mar. 03	Chg. (%)
Net income	**79.2**	**60.6**	**30.7**
EPS	**0.56**	**0.43**	**30.7**
EBIT	171.1	128.0	33.7
Net sales	1,710.9	1,139.3	50.2
Net financial debt	772	-235	
Leverage	42%	-	
Gross investments	77	46	

Operating figures

	Mar. 04	Mar. 03	Chg. (%)
Construction backlog	6,237	6,002	3.9
Real estate pre-sales	145	161	-9.9
Real estate backlog	1,000	923	8.3
Services backlog	5,165	870	-
Toll road traffic			
Autema	18,649	17,227	8.3
Ausol I	17,269	14,793	16.7
Ausol II	14,358	12,588	14.1
ETR 407	245,261	234,813	4.4
M-45	86,064	76,088	13.1
Airport traffic (thousands)			
Sydney	6,753	6,058	11.5
Bristol	889	786	13.1
Belfast	427	414	3.1
Parking spaces	182,131	176,977	2.9

1.1 Breakdown by division

Revenues	Mar. 04	Mar. 03	Chg. (%)
Construction	794.8	792.1	0.3
Real estate	199.3	181.1	10.0
Infrastructure	137.6	107.4	28.1
Services	617.4	91.3	576.2
Adjustments (*)	-38.2	-32.6	
Total	**1,710.9**	**1,139.3**	**50.2**

(*) This item relates to consolidation adjustments for intra-group sales

EBIT	Mar. 04	Mar. 03	Chg. (%)
Construction	34.4	30.1	14.3
Real estate	37.7	47.2	-20.1
Infrastructure	60.0	47.7	25.8
Services	39.7	4.2	845.2
Other	-0.7	-1.2	
Total	**171.1**	**128.0**	**33.7**

EBIT margin	Mar. 04	Mar. 03
Construction	4.3%	3.8%
Real estate	18.9%	26.1%
Infrastructure	43.6%	44.4%
Services	6.4%	4.6%
Consolidated group	**10.0%**	**11.2%**

EBT	Mar. 04	Mar. 03	Chg. (%)
Construction	47.8	38.2	25.1
Real estate	30.0	36.8	-18.5
Infrastructure	45.6	30.9	47.6
Services	16.7	2.4	595.8
Other	1.1	-2.2	
Total	**141.2**	**106.1**	**33.1**

2. Analysis of income statement

2.1 Income statement

	Mar. 04	Mar. 03	Chg. (%)
NET SALES	**1,710.9**	**1,139.3**	**50.2**
Other revenues	7.3	11.2	-34.5
Change in finished product and product in process inventories	74.9	58.2	28.7
External and operating expenses	1,196.8	862.3	38.8
Personnel expenses	381.0	177.3	114.9
EBITDA	**215.4**	**169.1**	**27.4**
EBITDA margin	**12.6%**	**14.8%**	
Period depreciation	29.4	20.3	44.7
Provision to Reversion Fund	8.8	6.6	33.7
Change in operating provisions	6.1	14.2	-57.4
EBIT	**171.1**	**128.0**	**33.7**
EBIT margin	**10.0%**	**11.2%**	
Financial revenues	21.4	11.0	94.3
Financial expenses	-41.1	-38.3	7.3
Financial result	**-19.7**	**-27.4**	**-28.0**
Equity-accounted affiliates	4.0	0.5	703.4
Amortisation of goodwill in consolidation	-17.8	-5.4	229.9
ORDINARY INCOME	137.6	95.7	43.8
Extraordinary income	3.5	10.4	-65.9
EBT	**141.2**	**106.1**	**33.1**
Corporate income tax	-44.6	-34.4	29.7
CONSOLIDATED INCOME	96.6	71.7	34.7
Minority interests	-17.3	-11.1	56.2
NET ATTRIBUTABLE INCOME	**79.2**	**60.6**	**30.7**

2.2 Net sales

Net sales increased by 50.2%.

The individual lines of business performed as follows:

	Mar. 04	Mar. 03	Chg. (%)
Construction	794.8	792.1	0.3
Real estate	199.3	181.1	10.0
Infrastructure	137.6	107.4	28.1
Services	617.4	91.3	576.2
Adjustments (*)	-38.2	-32.6	
Total	**1,710.9**	**1,139.3**	**50.2**

(*) This item relates to consolidation adjustments for intra-group sales

The main factors behind these changes were:

- Construction: Negative impact on international construction due to the completion of the Euroscut Algarve toll road and the exchange rate effect on Budimex. Domestic construction increased by 6%.
- Infrastructure: Good revenue and traffic performance on all toll roads, the opening in January 2004 of the Euroscut Algarve toll road and the positive effect of the exchange rate in Chile.

Sales by region:

	Mar. 04	%	Mar. 03	%	Chg. (%)
Spain	1,137	66%	908	80%	25.2%
Other countries	574	34%	231	20%	148.1%
Total	**1,711**	**100%**	**1,139**	**100%**	**50.2%**

International sales grew 148% due to the inclusion of Amey's revenues, which accounted for 34% of the total, compared with 20% in 2003.

Since March 2003, the Polish zloty has depreciated by 12.7% and the Canadian dollar by 1.6% (2003-04 average rates).

The foreign countries making the greatest contribution to group revenues were the United Kingdom (22%), Canada (3%), Portugal (3%), Chile (3%) and Poland (2%).

2.3 Operating and personnel expenses

Total operating and personnel expenses grew by 51.8%, in line with the increase in revenues, due mainly to the inclusion of new companies.

2.4 EBIT

The individual lines of business performed as follows:

	Mar. 04	Mar. 03	Chg. (%)
Construction	34.4	30.1	14.3
Real estate	37.7	47.2	-20.1
Infrastructure	60.0	47.7	25.8
Services	39.7	4.2	845.2
Other	-0.7	-1.2	
Total	**171.1**	**128.0**	**33.7**

EBIT (+33.7%) grew fast due to increased revenues and wider construction and services margins.

EBIT by division:

	Mar. 04	Mar. 03
Construction	20%	23%
Real estate	22%	37%
Infrastructure	35%	37%
Services	23%	3%
Consolidated group	**100.0%**	**100.0%**

Recurring businesses (infrastructure and services) **accounted for 58% of EBIT**.

2.5 Financial result

	Mar. 04	Mar. 03
Concession companies	-16.1	-20.6
Rest of group	-3.6	-6.8
Total	**-19.7**	**-27.4**

The **financial result of the "Rest of group"** improved with respect to March 2003 despite the change from a net cash balance to a net debt position.

Breakdown of the "Rest of group" financial result:

	Mar. 04	Mar. 03
Financing result	-8.7	-1.8
Other financial results	5.1	-5.1
Total	**-3.6**	**-6.8**

"Financing result" increased to 8.7 million euros with respect to March 2003 due to the change from a net cash balance (235 million euros) to a net debt position (772 million euros).

"**Other financial results**" includes items such as default interest, surety expenses and mortgages. The main change was in default interest since the Group exceptionally collected 7 million euros in the quarter for a single project.

The **concession companies' net financial expenses** declined with respect to March 2003. As stated in our 1H03 earnings report (page 9 of that report), financial expenses in 1Q03 were overstated by 8 million euros since some financial expenses of the Canadian toll road were not distributed on a straight-line basis. This error was corrected in June 2003.

2.6 Equity-accounted affiliates

Income from equity-accounted affiliates totalled 4.0 million euros (0.5 million euros in 2003). The difference is due principally higher results at Europistas and improved car park performance.

2.7 Goodwill

	Mar. 04	Mar. 03
Budimex	0.7	0.8
Real estate	0.6	0.6
Infrastructure	3.4	3.4
Services	13.1	0.7
Total	**17.8**	**5.4**

Goodwill amortisation increased from 5.4 million euros to 17.8 million euros due to the inclusion of the goodwill arising from the acquisitions in 2003.

2.8 Taxes

The book expense for taxes totalled 44.6 million euros, implying a tax rate of 31.6%, slightly less than the 32.4% in 2003.

2.9 Net income

Net income **increased by 30.7%** to **79.2 million euros**.

3. Analysis by business area

3.1 Construction

	Mar. 04	Mar. 03	Chg. (%)
Sales	794.8	792.1	0.3
EBIT	34.4	30.1	14.3
EBIT margin	4.3%	3.8%	
EBT	47.8	38.2	25.1
EBT margin	6.0%	4.8%	
Backlog	6,237	6,002	3.9
Investment	6	8	

Margins increased: the EBIT margin improved by 50 basis points to 4.3%.

Sales increased by 0.3% despite the 25% fall in international activity, mostly because of the completion of the Euroscut Algarve toll road in Portugal and the adverse exchange rate effect on Budimex. Domestic construction grew by 6%.

Excluding the currency effect, sales would have increased by 0.9%.

The backlog increased by 4% and now accounts for nearly 24 months' sales.

Budimex figures

	Mar. 04	Mar. 03	Chg. (%)
Sales	40.3	58.8	-31.5%
EBIT	0.0	-1.8	-
EBIT margin	0.0%	-3.1%	
EBT	-0.9	-3.9	76.9%
EBT margin	-2.2%	-6.6%	
Backlog	461	448	2.9%

The Polish zloty has depreciated by 12.7% against the euro in the last twelve months.

Sales in **local currency** terms fell by 24.5%. The EBIT margin improved from -3.1% to -0.1% due to restructuring in the last few years and a policy of selecting contracts.

The Polish construction market rebounded in the first months of 2004, increasing the backlog by 8.6% in local currency terms.

Construction figures excluding Budimex

	Mar. 04	Mar. 03	Chg. (%)
Sales	754.5	733.3	2.9%
EBIT	34.4	31.9	7.8%
EBIT margin	4.6%	4.4%	
EBT	48.7	42.1	15.7%
EBT margin	6.5%	5.7%	
Backlog	5,776	5,554	4.0%

3.2 Real estate

	Mar. 04	Mar. 03	Chg. (%)
Sales	199.3	181.1	10.0
EBIT	37.7	47.2	-20.1
EBIT margin	18.9%	26.1%	
EBT	30.0	36.8	-18.5
EBT margin	15.1%	20.3%	
Presales	145	161	-9.9
Backlog	1,000	923	8.3
Land sales	117	94	

Sales increased by 10% on 2003.

EBIT and the EBIT margin were low due to the effect of delivering very profitable properties (Sanchinarro) in 1Q03.

The EBIT margin in 1Q04 (18.9%) was in line with full-year 2003 (18.2%).

The backlog totalled 1 billion euros, ensuring approximately 15 months' sales.

The breakdown by line of business is as follows:

	Mar. 04	Mar. 03	Chg. (%)
Total property development			
Sales	165.6	160.5	3
Gross Income	37.5	50.8	-26
% margin	22.6%	31.7%	
Land sales			
Sales	9.4	0.0	-
Gross Income	3.0	0.0	-
% margin	31.9%	-	
Realty brokerage (Don Piso)			
Sales	24.7	22.2	11
Gross Income	2.6	4.2	-38
% margin	10.5%	18.9%	
Tertiary			
Sales	0.8	1.1	-27
Gross Income	0.7	1.1	-36
% margin	87.5%	100.0%	
Operating expenses	**-7.6**	**-8.9**	**-15**
EBIT	**37.7**	**47.2**	**-20**
EBIT margin	18.9%	26.1%	

3.3 Infrastructure

	Mar. 04	Mar. 03	Chg. (%)
Sales	137.6	107.4	28.1
EBIT	60.0	47.7	25.8
EBIT margin	43.6%	44.4%	
EBT	45.6	30.9	47.6
EBT margin	33.1%	28.8%	
Investment	24	22	

All line-items improved due to greater activity in all areas. The main highlights were the start of toll collections at the Euroscut Algarve toll road in Portugal, the inclusion in June 2003 of Belfast City Airport, and exceptional performance by the principal toll roads.

Toll roads

	Mar. 04	Mar. 03	Chg. (%)
Revenues	103.3	83	24.5
EBIT	54.5	43.0	26.7
EBIT margin	52.8%	51.8%	

Toll road revenues grew by 25% as a result of the sharp revenue increase in Canada (+16% in local currency terms), Spain, and Portugal (7.3 million euros due to the inclusion of the Euroscut Algarve).

Traffic grew fast in 1Q04 on all the Spanish toll roads: Ausol I (+17%), Ausol II (+14%) and Autema (+8%). Despite of an 8% toll increase in Canada in February 1st, kilometres travelled rose by 8.8% and traffic by 4.4%.

Main toll roads:

407 ETR

	Mar. 04	Mar. 03	Chg.	Chg. in local currency
Revenues	50.3	43.9	14.6%	16%
EBIT	25.4	21.2	19.8%	
EBIT margin	50.5%	48.3%		
CAD/EUR exchange rate	**1.639**	**1.613**	**1.6%**	
Traffic				
Daily trips	245,261	234,813	4.4%	
Kilometres (millions)	418.3	386.8	8.1%	

The 16% increase in local currency was due to the combined effect of 4.4% traffic growth and an 8% toll rise in February.

Ausol

Total Ausol	**Mar. 04**	**Mar. 03**	**Chg.**
Revenues	9.5	7.9	20.9%
EBIT	6.0	4.9	22.7%
EBIT margin	63.2%	62.2%	
Ausol I			
Revenues	7.8	6.4	21.0%
EBIT	5.2	4.1	25.9%
EBIT margin	66.7%	64.1%	
Average daily traffic	**17,269**	**14,793**	**16.7%**
Ausol II			
Revenues	1.7	1.4	20.1%
EBIT	0.8	0.8	5.1%
EBIT margin	47.1%	53.8%	
Average daily traffic	**14,358**	**12,588**	**14.1%**

Autema

	Mar. 04	Mar. 03	Chg.
Revenues	8.8	7.7	14.3%
EBIT	6.0	5.5	9.1%
EBIT margin	68.2%	71.4%	
Average daily traffic	**18,649**	**17,227**	**8.3%**

Chilean toll roads

	Mar. 04	Mar. 03	Chg.
Revenues	22.9	17.6	30.1%
EBIT	13.5	9.5	42.1%
EBIT margin	59.0%	54.0%	

M-45

	Mar. 04	Mar. 03	Chg.
Revenues	5.3	4.0	32.5%
EBIT	3.6	2.3	56.5%
EBIT margin	67.9%	57.5%	
Average daily traffic	**86,064**	**76,088**	**13.1%**

Airports

	Mar. 04	Mar. 03	Chg. (%)
Revenues	12.7	5.9	115.3
EBIT	2.1	0.9	133.3
EBIT margin	16.5%	15.3%	

Revenues doubled due to good performance by Bristol Airport (+29%) and the inclusion of Belfast City Airport (contributing 5.3 million euros). Excluding that effect, revenues would have grown by 25%.

The EBIT margin stood at 16.5% due to an improved margin at Bristol Airport.

Airports contributed a net loss of 1.9 million euros, compared with a net loss of 3 million euros in 2003.

Main airports:

Sydney (equity-accounted)

	Mar. 04	Mar. 03	Chg.	Chg. in local currency
Revenues	85.8	70.5	22%	9%
EBITDA	68.3	54.3	26%	
EBITDA margin	80%	77%		
EBIT	46.4	37.2	25%	
EBIT margin	54%	53%		
EUR/AUD exchange rate	**1.6199**	**1.8015**	**-10%**	
Passengers (thousands)				
International	2,398	2,155	11%	
Domestic	4,355	3,903	12%	
Total	**6,753**	**6,058**	**11%**	

Air traffic has shown signs of recovery in the last few months, after overcoming the extraordinary events in 2003 (the war in Iraq, SARS, etc.). International traffic at Sydney airport grew by 11% in March.

Sydney: International traffic (change on previous month)


15%
10%
5%
0%
-5%
-10%
-15%
-20%
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
-15,7%
-18,5%
-11,6%
-2,9%
0,3%
6,0%
-0,1%
7,6%
7,8%
7,1%
8,8%
11,0%

Bristol (50% proportionally consolidated)

	Mar. 04	Mar. 03	Chg.	Chg. in local currency
Revenues	13.9	10.8	29%	28%
EBITDA	8.2	4.6	78%	
EBITDA margin	59%	43%		
EBIT	7.1	3.6	96%	
EBIT margin	51%	34%		
EUR/GBP exchange rate	**0.6734**	**0.6759**	**0%**	
Passengers (thousands)				
International	605	554	9%	
Domestic	284	232	22%	
Total	**889**	**786**	**13%**	

Domestic traffic increased by 22% due to growth in low-cost carriers, mainly Easyjet and Ryanair.

Belfast City Airport (fully consolidated) since 1/6/2003

	Mar. 04
Revenues	5.3
EBITDA	0.2
EBITDA margin	4%
EBIT	-0.5
EBIT margin	-9%
EUR/GBP exchange rate	**0.6734**

Passengers (thousands)	Mar. 04	Mar. 03	
Domestic	427	414	3%
Total	**427**	**414**	**3%**

Car parks

	Mar. 04	Mar. 03	Chg. (%)
Revenues	21.6	19.2	12.5
EBIT	3.4	4.2	-19.0
EBIT margin	15.7%	21.9%	
Parking spaces	182,131	176,977	2.9

3.4. Services

	Mar. 04	Mar. 03	Chg. (%)
Revenues	617.4	91.3	576.2
EBIT	39.7	4.2	845.2
EBIT margin	6.4%	4.6%	
EBT	16.7	2.4	595.8
EBT margin	2.7%	2.6%	
Backlog	5,165	870	493.7
Investment	30	4	

Revenues and EBIT increased approximately 7-fold, boosted by the inclusion of Amey and Cespa.

The EBIT margin improved overall due to good performance by all activities.

Amey

	Mar. 04
Revenues	364.2
EBITDA	27.8
EBITDA margin	7.6%
EBIT	21.2
EBIT margin	5.8%
EBT	7.9
EBT margin	2.2%
Backlog	2,841

EBT includes 7 million euros relating to goodwill amortisation.

Services excluding Amey

	Mar. 04	Mar. 03	Chg. (%)
Revenues	253.2	91.3	177.3%
EBIT	18.5	4.2	340.5%
EBIT margin	7.3%	4.6%	
EBT	8.8	2.4	266.7%
EBT margin	3.5%	2.6%	
Backlog	2,324	870	167.2%

The EBIT margin widened to 7.3%.

Consolidated balance sheet at 31-3-04

	Mar. 04	Dec. 03
Due from shareholders for uncalled capital	20.3	5.1
FIXED ASSETS	7,116.7	6,919.7
Start-up expenses	10.9	11.0
Intangible assets	190.6	202.0
Tangible fixed assets	6,006.2	5,818.2
Financial investments	898.1	873.5
Shares of the parent company held in the long term	10.8	14.9
GOODWILL IN CONSOLIDATION	1,269.5	1,270.5
DEFERRED CHARGES	1,240.6	1,193.6
CURRENT ASSETS	5,282.9	5,163.0
Inventories	1,527.1	1,442.3
Accounts receivable	2,790.5	2,560.8
Cash and cash equivalents	905.1	1,098.5
Concession companies	398.4	421.0
Other companies	506.7	677.5
Accrual adjustments	60.3	60.8
TOTAL ASSETS	**14,930.6**	**14,551.7**
SHAREHOLDERS' EQUITY	1,838.0	1,753.9
MINORITY INTERESTS	953.3	907.6
NEGATIVE DIFFERENCE IN CONSOLIDATION	9.4	9.4
DEFERRED REVENUES	155.4	145.2
PROVISIONS FOR CONTINGENCIES AND EXPENSES	424.9	423.8
LONG-TERM DEBT	5,929.5	6,016.5
Interest-bearing debt	5,452.5	5,487.7
Toll road concession companies	5,011.7	5,038.5
Other companies	440.8	449.2
Trade accounts payable	477.0	528.7
CURRENT LIABILITIES	5,363.4	5,040.6
Interest-bearing debt	1,352.9	1,130.3
Concession companies	513.8	312.0
Other companies	839.1	818.3
Trade accounts payable	3,274.3	3,197.9
Other short-term debt	710.0	677.8
Accrual adjustments	26.2	34.7
OPERATING PROVISIONS	256.9	254.7
TOTAL LIABILITIES	**14,930.6**	**14,551.7**

4.1 Net cash balance at 31-3-04

	Ferrovial	Concessionaires	Total
Debt	**1,279.9**	**5,525.5**	**6,805.5**
Long term	440.8	5,011.7	5,452.5
Short term	839.1	513.8	1,352.9
Cash and cash equivalents	**507.8**	**398.4**	**906.1**
Net balance	**-772.2**	**-5,127.2**	**-5.899,4**
% of total	**13%**	**87%**	**100%**
Leverage	**42%**		

4.2 Gross capital expenditure in the period

	Mar. 04
Construction	6.2
Real estate (excluding land)	0.6
Infrastructure	24.4
Services	30.1
Telecommunications	0.0
Other	15.5
Total	**76.8**

The Real Estate division invested 117 million euros in land purchases.

Annex I - Capitalisation of financial expenses on operational infrastructure under the Ministerial Order dated 10 December 1998

Under Spanish accounting regulations, subject to certain conditions, toll road concession companies must capitalise part of the financial expenses accrued after the end of the construction period. This regulation is explained in detail in the annual report.

At present, this method is not expressly regulated under International Accounting Standards, which will be obligatory for listed consolidated groups from 2005 onwards. The purpose of this note is to disclose the impact on the group's 1Q04 income of not capitalising financial expenses accrued after the end of the construction period.

	Mar. 04	**Capitalised Fin. expenses**	**Mar. 04**
	a	*b*	*(a+b)*
Net sales	**1,710.9**		**1,710.9**
EBIT	**171.1**		**171.1**
Financial result - toll roads	-16.1	-54.3	-70.4
Financial result - other companies	-3.6		-3.6
Financial result	**-19.7**	**-54.3**	**-74.0**
Equity-accounted affiliates	4.0	-1.2	2.8
Goodwill amortisation	-17.8		-17.8
Ordinary income	**137.6**	**-55.5**	**82.1**
Extraordinary income	3.5		3.5
EBT	**141.2**	**-55.5**	**85.7**
Corporate income tax	-44.6	18.7	-25.9
Income after taxes	**96.6**	**-36.8**	**59.8**
Minority interests	-17.3	20.8	3.5
Net income	**79.2**	**-16.0**	**63.2**

Annex II - Contracts obtained in the first quarter

Construction

- Construction of the Ocaña-La Roda toll road.
- Connection of the A-52 Rías Baixas highway with the N-120 and N-525 roads (Ourense).
- Canal between the Júcar and Vinalopó rivers. Section IV in Navalón (Valencia).
- Construction of 137 homes at Residencial Can Gomar in L'Hospitalet de Llobregat (Barcelona).
- New airfield at Monflorite-Alcalá airport (Huesca).
- Site development of two districts in Señorío de Illescas (Toledo).
- Construction of 200 homes in Garden Golf in the Altorreal estate in Molina de Segura (Murcia).
- Construction of a building with 128 homes plus shops (Madrid).
- Water treatment plant in Talagante (Chile).
- Dualling of the San Lorenzo al Mare-Andora (Italy) section of railway line.

Services

Domestic

- Sewer network cleaning services in Ponferrada (León).
- Municipal solid waste collection and transport, furniture collection and skip cleaning in Cenes de la Vega (Granada).
- Cleaning and disinfection services at Valladolid University Hospital.
- Recovery of the left bank of the Tagus river in Talavera de la Reina (Toledo).
- Municipal solid waste collection and transport, and street cleaning in Brunete (Madrid).
- Maintenance, gardening and cleaning services at Laredo hospital (Cantabria).
- Facility management at the General Morillo military base (Pontevedra).
- Cleaning and maintenance services at all the centres owned or managed by EGMASA for the Andalucía regional government.

Amey

- Streetlighting maintenance and management contract in Manchester (UK).
- Streetlighting maintenance and management contract in Wakefield (UK).
- Preferred bidder for the Metropolitan Police Authority's facility management contract.

Infrastructure

- Concession of the Ocaña – La Roda toll road.
- Parking metres in Illescas (Toledo).
- Extension of the car park concession at Ramón y Cajal hospital (Madrid).
- Construction and operation of a car park at San Fernando school (Sevilla).
- Parking meters and towing services in La Bañeza.
- Car park management and operation at the Plaza del Mar shopping centre in Marbella (Málaga).
- Concession to operate a car park at the new Espíritu Santo hospital in Santa Coloma de Gramanet (Barcelona).

Additional information

Investor Relations Department

Address: Príncipe de Vergara 135
28002 Madrid

Telephone: +34 91 586 28 26
+34 91 586 28 28

Fax: + 34 91 586 26 89

e-mail: ir@ferrovial.es

web: **http://www.ferrovial.com**